U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

FORM 5
               ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

o Check this box if no longer
subject to Section 16.

               Filed pursuant to Section 16(a) of the Securities
            Exchange Act of 1934, Section 17(a) of the Public Utility
         Holding Company Act of 1935 or Section 30(f) of the Investment
                               Company Act of 1940

Form 4 or Form 5
obligations may continue.
See Instruction 1(b).


1. Name and Address of Reporting Person:
  Richard D. Surber
  268 West 400 South - Suite 300
  Salt Lake City, Utah 84101

2. Issuer Name and Ticker or Trading Symbol:
   Kelly's Coffee Group, Inc.
   OTC-Bulletin Board Symbol = KLYS

3. IRS or Social Security Number of Reporting Person (Voluntary):

4. Statement for Month/Year:
     1999

5. If Amendment, Date of Original(Month/Year):

6. Relationship of Reporting Person to Issuer (Check all applicable):
  _____ Director                    ___X____10% Owner

  _____ Officer(give title below)    __X___Other (specify below)

     President  of  Hudson  Consulting  Group,  Inc.   ("Hudson),   CyberAmerica
Corporation ("Cyber"), Oasis International Hotel & Casino, Inc. ("Oasis"), and Canton Financial Services Corp. ("Canton")

7.  Individual or Joint/Group Reporting.
      (Check applicable line)

     __X__ Form Filed by One Reporting Person

     _____ Form Filed by More than One Reporting Person

                       Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned


1.Title of Security 2. Transaction   3. Transaction  4. Securities Acquired (A) 5. Amount of       6. Ownership      7. Nature
   (Instr. 3)            Date             Code           or Disposed of (D)       Securities           Form:          of Indirect
                     (Month/Day/Year)   (Instr. 8)        (Instr. 3, 4 and 5)      Beneficially      Direct (D) or     Beneficial
                                                                                  Owned at End       Indirect (I)      Ownership
                                                                                   of Issuer's
                                                                                  Fiscal Year          (Instr. 4)       (Instr. 4)
                                                                                 (Instr. 3 and 4)
                                                               (A) or
                                       Code         Amount     (D)       Price
Common Stock        Aug. 1, 1997        A3          1,150,000     A       $0.02*     21,100,070        I          Canton Financial
Common Stock        Aug. 25, 1997       A3            605,000     A       $0.02*     21,100,070        I          President Cyber





Common Stock        Aug. 12, 1998       A3          2,000,000     A       $0.02*     21,100,070        I          Hudson Consulting
Common Stock        Sept. 10, 1998      P3          6,500,000     A      $0.0262     21,100,070        I          Oasis Int'l
Common Stock        June 23, 1999       P3          3,842,570     A      $0.0104     21,100,070        I          Hudson Consulting
Common Stock        Aug. 7, 1999        P3             30,000     A        $0.04     21,100,070        I          Hudson Consulting
Common Stock        Nov. 1, 1999        A3          8,000,000     A      $0.001*     21,100,070        D
Common Stock        Jan. 4, 2000        S4             30,000     D      $0.0802     21,100,070        I          Hudson Consulting
Common Stock        Jan. 4, 2000        S4             91,000     D      $0.0809     21,100,070        I          Canton Financial
Common Stock        Jan. 5, 2000        S4             55,500     D      $0.1256     21,100,070        I          Canton Financial
Common Stock        Jan. 6, 2000        S4             76,500     D      $0.1354     21,100,070        I          Canton Financial
Common Stock        Jan. 7, 2000        S4             41,000     D      $0.1205     21,100,070        I          Canton Financial
Common Stock        Jan. 10, 2000       S4             40,000     D      $0.1254     21,100,070        I          Canton Financial
Common Stock        Jan. 12, 2000       S4             75,000     D      $0.0714     21,100,070        I          Canton Financial
Common Stock        Jan. 13, 2000       S4             45,000     D      $0.1254     21,100,070        I          Canton Financial
Common Stock        Jan. 14, 2000       S4             25,000     D      $0.1540     21,100,070        I          Canton Financial
Common Stock        Jan. 18, 2000       S4             10,000     D      $0.1425     21,100,070        I          Canton Financial
Common Stock        Jan. 19, 2000       S4             50,000     D      $0.2118     21,100,070        I          Canton Financial
Common Stock        Jan. 19, 2000       S4             15,000     D      $0.1790     21,100,070        I          Canton Financial
Common Stock        Jan. 20, 2000       S4             20,000     D      $0.1951     21,100,070        I          Canton Financial
Common Stock        Jan. 21, 2000       S4             20,000     D      $0.2507     21,100,070        I          Canton Financial
Common Stock        Jan. 25, 2000       S4             16,500     D      $0.2116     21,100,070        I          Canton Financial
Common Stock        Feb. 4, 2000        S4             25,000     D      $0.1540     21,100,070        I          Canton Financial
Common Stock        Feb. 10, 2000       S4             10,000     D      $0.1716     21,100,070        I          Canton Financial
Common Stock        Feb. 22, 2000       S4             40,000     D      $0.1447     21,100,070        I          Canton Financial
Common Stock        Feb. 24, 2000       S4            170,000     D      $0.1890     21,100,070        I          Canton Financial
Common Stock        Feb. 25, 2000       S4            225,000     D      $0.2618     21,100,070        I          Canton Financial
Common Stock        Feb. 28, 2000       A4            250,000     A     $0.4000*     21,100,070        D
Common Stock        Feb. 28, 2000       S4             35,000     D      $0.3270     21,100,070        I          Canton Financial

Page 2



Common Stock        Feb. 28, 2000       S4             30,000     D      $0.3611     21,100,070        I          Canton Financial
Common Stock        Feb. 28, 2000       S4             47,000     D      $0.3874     21,100,070        I          Canton Financial
Common Stock        Feb. 29, 2000       S4             30,000     D      $0.3725     21,100,070        I          Canton Financial
Common Stock        Feb. 29, 2000       S4             30,000     D      $0.3304     21,100,070        I          Canton Financial
Common Stock        Feb. 29, 2000       S4             25,000     D      $0.3286     21,100,070        I          Canton Financial


                                                                                                                        Page 3





Reminder:  Report on a separate line for each class of securities beneficially
           owned directly or indirectly.                                  (Over)
               (Print or Type Responses)                         SEC 1474 (8-92)


FORM 4(continued)          Table II -- Derivative
                      Securities Acquired, Disposed of, or
                     Beneficially Owned (e.g., puts, calls,
                         warrants, options, convertible
                                   securities)

1. Title of    2. Conversion or  3. Transaction      4. Trans-    5. Number of        6. Date          7. Title and       8. Price
   Derivative Exercise Price of    Date (Month/         action      Derivative       Exercisable and      Amount of           of
   Security     Derivative          Day/Year)            Code        Securities      Expiration Date      Underlying         Deriv-
  (Instr. 3)     Security                            (Instr. 8)    Acquired (A) or     (Month/            Securities          ative
                                                                    Disposed of (D)    Day/Year)       (Instr. 3 and 4)     Security
                                                                  (Instr. 3, 4,& 5)                                        (Instr.5)
                                                                                      Date    Expir-           Amt.. or
                                                      Code  V      (A)     (D)        Exer-   ation    Title    No.of
                                                                                     cisable   Date             Shares



                         Table II (continued)

9. Number          10.Owner-       11. Nature
    of             ship Form            of
 Derivative           of             Indirect
 Securities       Derivative        Beneficial
Beneficially       Security:          Owner-
   Owned at         Direct (D)         ship
   End of         or Indirect       (Instr. 4)
    Year            (I)
(Instr. 4)         (Instr. 4



Explanation of Responses:

 *On August 1, 1997, Canton received 1,150,000 shares for consulting services. On August 25, 1997, Cyber received 605,000 shares for consulting services. On August 12, 1998, Kelly's Coffee Group, Inc. issued 2,000,000 shares of stock to Hudson Consulting Group for consulting services. On November 1, 1999, Richard Surber received 8,000,000 shares for services to the Company. On February 28, 2000 Richard Surber received 250,000 shares for compensation for his efforts as President of Kelly's.

Pursuant to Section 16(a) of the Securities Exchange Act of 1934, this filing shall not be deemed an admission that Richard D. Surber is, for purposes of
Section 16 of the Act or otherwise, the beneficial owner of any equity securities covered by this statement.

** Intentional misstatements or omission of facts constitute Federal Criminal Violations.


 See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

     /s/Richard D. Surber                                    March 28, 2000
     -------------------------                                -------------
  **Signature of Richard D. Surber, Individually                Date


Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, See Instruction 6 for procedure.
                                                                         Page 4
                                                               SEC 1474 (8-92)